September 25, 2006

VIA EDGAR AND FACSIMILE (202-772-9202)

Mr. Michael Moran

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Hanover Direct, Inc.
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended July 1, 2006
File No. 0-21196

Dear Mr. Moran:

This letter is in response to the August 28, 2006 comment letter issued by the Staff of the U.S. Securities and Exchange Commission relating to the Form 10-K for the fiscal year ended December 31, 2005 filed by Hanover Direct, Inc. (“HDI” or the “Company”) on March 31, 2006 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended July 1, 2006 filed on August 14, 2006 (the “Form 10-Q”).

The following are the Company’s responses to the Staff’s comments included in the August 28, 2006 comment letter. For ease of the Staff’s review, we have included each of the comments preceding our response. All examples of future disclosures are based on information that would have been included in the 2005 Form 10-K. A courtesy copy of this letter has been forwarded to your attention via facsimile transmission at the number listed above.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.     Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosure will look like. These additional disclosures should be included in your future filings.

HDI Response:

Mr. Michael Moran

U.S. Securities and Exchange Commission

The Company acknowledges the Staff’s request and has provided such additional disclosure herein.

Item 1. Business

2.     Please disclose in future filings in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K.

HDI Response:

The Company has one operating segment as concluded in our existing accounting policy on FAS 131 which we have attached as Exhibit A. Presently the Company discloses the portion of sales generated through catalogs, internet, business to business services and membership revenues.

In future filings the Company will add the following table to its disclosure:

Below is a summary of the Company’s revenues (in millions):

	December 31, 2005	December 25, 2004	December 27, 2003

Catalog Sales	$ 218.7	$ 214.4	$ 236.8
Internet Sales	141.3	114.0	103.1
Business-to-Business	32.9	20.8	20.0
Memberships	14.3	10.3	9.3
Other	0.2	1.0	0.9

Total Revenue	$ 407.4	$ 360.5	$ 370.1

3.     We note that you have retail store locations, but we are unable to locate where you disclose how many stores are open as of any period end. Please expand your disclosure to indicate where the retails stores are located, the number of retail stores operated, stores closed, expanded or remodeled for all periods presented, along with the nature of these operations and your plans for expanding the number of retail stores you operate in future periods.

HDI Response:

Mr. Michael Moran

U.S. Securities and Exchange Commission

The Company has just three outlet stores which are used to liquidate slow-moving and damaged merchandise. This is not a material portion of our business and represents less than 1% of the Company’s revenues.

In future filings the Company will add the following disclosures:

As of December 31, 2005, the Company operated three retail outlet stores, two in Wisconsin and one in Hanover, Pennsylvania. The Company closed two outlet store locations in Kenosha and Oshkosh, Wisconsin during 2005. The Company plans to open an additional outlet store in Roanoke, Virginia in the summer of 2006 and plans to close the store located in Hanover, Pennsylvania in early 2006. These outlet stores are used to liquidate slow-moving and damaged merchandise. For the fiscal 2005 year, the retail stores accounted for less than 1% of the Company’s revenues and are not material to its total operations.

On March 14, 2005, the Company sold all of the stock of Gump’s Corp. and Gump’s By Mail, Inc. to Gump’s Holdings, LLC. Gump’s Corp. operated a retail store located in San Francisco, California.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Results of Operations

2005 Compared to 2004

Cost of Sales and Operating Expenses, page 23

4.     You disclose the business reasons for significant changes in line items from the previous year, but do not quantify how much each reason contributed to the over change. For example, cost of sales and operating expenses increased by $36.1 million, but do not include any dollar amounts for the business reasons you provide. The same is true for the $11.1 million increase in selling expenses and the change in other expense categories you discuss this section as well as those presented in your most recent quarterly report. Please revise your disclosure to include the dollar amount of overall change of each expense line item for each year over year comparison presented. You appear to rely too much on presenting how expenses performed as a percentage of sales instead of more clearly explain the reason for the change and how much each reason contributed to the overall change. We believe presenting this additional information will be significant improvement over your current disclosure since it will help investors develop a better perspective on the information you currently present and assist them in understanding the material changes that occurred in

Mr. Michael Moran

U.S. Securities and Exchange Commission

your operations during the fiscal year when compared to the prior year. Refer to Item 303(a)(3) of Regulation S-K.

HDI Response:

We will revise our disclosure in future periodic reports consistent with your comments.

Please see Exhibit B for examples of the disclosure to be provided in future filings.

Liquidity and Capital Resources

Off-Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations, page 33

5.      Please revise your table to include a separate line item for the estimated or scheduled interest on your outstanding debt obligations $31.1 million that you expect to incur for all periods presented. Refer to Item 303(a)(5)(ii)(A) of Regulation S-K.

HDI Response:

We will revise our disclosure in future periodic reports consistent with your comments.

Please see Exhibit C for the revised Contractual Obligation table which includes a separate line for interest on outstanding debt obligations.

6.     Please revise your contractual obligations to include commitments under executive employment agreements.

HDI Response:

We will revise our disclosure in future periodic reports consistent with your comments.

Please see Exhibit C for the revised Contractual Obligation table which has been updated to include the salary commitments for Messrs. Garten and Swatek through May 5, 2006.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Background of Business and Summary of Significant Accounting Policies, page 40

General

Mr. Michael Moran

U.S. Securities and Exchange Commission

Basis of Presentation, page 40

7.     Please disclose your reportable segments and the other information required under SFAS 131. We note your disclosure in Item 1. Business that you have the following operations: (1) direct marketing through your catalogs and websites over the internet; (2) manufacturing of pillows and comforters; (3) retail store locations that sell home products; and (4) provide third party, end to end, fulfillment, logistics, telemarketing and information technology services to third party businesses. Please supplement your response by providing us with a representative sample of current internal reports that management uses to assess the performance of your business such as internal financial statements, budgets, and other items like flash reports. In this regard, please explain to us in detail your operating segments and provide us with three years of sales information for each operating segment you have identified, along with three years of profit (loss) and margin history, and asset information for each operating segment you have identified. Please explain why you believe you have satisfied the aggregation criteria in paragraphs 17-19 of SFAS 131. Also refer to EITF 04-10. We may have further comment.

HDI Response:

Please see our existing accounting policy on FAS 131 which we have attached as Exhibit A in which we concluded that we operate as one segment.

8.     Please revise to include a brief description of the principles followed in determining the inclusion or exclusion of subsidiaries and variable interest entities. Refer to Rule 3A-03 of Regulation S-X.

HDI Response:

We will revise our disclosure in future periodic reports consistent with your comments.

The additional disclosure is underlined as follows:

Basis of Presentation — The consolidated financial statements include all subsidiaries of the Company, and all intercompany transactions and balances have been eliminated. Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. The Company has reviewed its operations and has determined there to be no significant unconsolidated variable interest entities as of December 31, 2005. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and

Mr. Michael Moran

U.S. Securities and Exchange Commission

liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All references in these consolidated financial statements to the number of shares outstanding, per share amounts, stock warrants, and stock option data relating to the Company’s common stock have been restated, as appropriate, to reflect the one-for-ten reverse stock split occurring at the close of business on September 22, 2004.

9.     We note from your disclosure in Note 4 that subsequent to the sale of Gump’s Holdings, LLC you continue as a guarantor of one of the leases for the San Francisco building where the retail store is located. We also note that under the terms of another agreement you provide certain fulfillment services to the acquirer of Gump’s Holdings, LLC. Please tell us the significant terms of the lease agreement you have with the lessors and whether you have guaranteed the residual values of the leased assets or have an option to reacquire the leased assets at specified terms. Tell us also the significant terms of the fulfillment arrangements that you have with the lessors. Please provide us your analysis of your guarantee of the lease agreement for the San Francisco building as to whether it represents a variable interest under the provisions of FIN 46(R).

HDI Response:

The Company continues as the guarantor of the lease between Gump’s Corp., as tenant, and Seaker & Sons, as landlord (the “Lease”). The leased premises comprise the basement through the fourth floor of the building located at 135 Post St., San Francisco, California. The lease term is for 15 years, commencing March 6, 1995 and continuing through March 5, 2010. Gump’s Corp. has the option of extending the lease for 2 successive 5 year terms. The monthly rent is as follows:

Year 1-2	$ 91,733 per month
Year 3-5	$108,400 per month
Year 6-10	$136,897 per month
Year 11-15	$153,897 per month

Gump’s Corp. has sublet approximately half of the fourth floor to two tenants under subleases that expire during the first quarter of 2010 and provide aggregate monthly sublease payments of $12,279.

This lease arrangement contains no residual value guarantees or options to acquire the leased assets at specified terms.

Services Agreement. The Company and Gump Holdings are parties to a Direct Marketing Services Agreement dated March 18, 2005 which provides for the Company to provide product fulfillment and telemarketing services to Gump’s Holding for an 18 month period ending October 18, 2006 in consideration of monthly fixed and variable fees. The

Mr. Michael Moran

U.S. Securities and Exchange Commission

agreement was not extended and Gump’s is currently transitioning to a new service provider.

Please see our existing accounting policy on FIN 46-R which we have attached as Exhibit D.

10.  We note that you acquire products from numerous domestic and foreign vendors for resale in your catalogs. Please tell us if you receive allowances and credits from vendors in connection with the purchase or promotion of the vendor’s products such as slotting fees, payments under buy-down agreements, co-operative advertising fees, and other consideration. If so, please tell us and disclose the following for each type of allowance or credit: (1) the nature and amount of the allowance or credit; (2) the timing of your receipt and recording of the credit or allowance; (3) the statement of operations line item which each of these types as of payments or credits is included; and (4) include among your critical accounting policies in management’s discussion and analysis the estimates that you use, if any, to determine the amount of allowances or credits earned to record each reporting period. If you recognize an allowance or credit upon receipt from the vendor, please explain your basis. For any amounts netted against expense line items other than cost of sales, please also disclose the amounts netted against each expense line item for each period presented. Refer to EITF 02-16.

HDI Response:

Please see our existing accounting policy on EITF 02-16 which we have attached as Exhibit E.

We will revise our disclosure in future filings to include the following:

Merchandise Rebates from Vendors:

Merchandise rebates from vendors consist of a percentage-off or a specific dollar amount-off the cost of the product based on the amount of purchases made from the vendor for a given period (overall or based on specific purchase orders) or the amount of vendor merchandise sold during a given period. These types of rebates totaled approximately $411,000, $761,000, and $1,656,000 in fiscal 2005, 2004 and 2003, respectively.

Agreements as to the percentage or dollar amount of the vendor rebates are made with the vendor at the beginning of each fiscal year. At the end of the period covered by the rebate, typically at year end, a final rebate accounting statement for the period is sent to the vendor. The vendor returns a signed copy of this statement, noting its agreement with the total amount of the rebate payable and its preference as to how the rebate will be paid (via check, wire transfer or a deduction from a future invoice). At that time or shortly thereafter, the rebate amount is received by the Company. Rebate receivables are recorded monthly for the amount of the rebate achieved

Mr. Michael Moran

U.S. Securities and Exchange Commission

during that month. The rebate is recognized as a reduction of cost of sales based on the sell-through percentage of the merchandise covered by the rebate at the end of each month.

The merchandise rebates from vendors are recorded on the Cost of Sales and Operating Expenses line on the Company’s Consolidated Statements of Income (Loss).

No estimates are used to determine the amount of vendor rebates to record each reporting period since the percentages are pre-established.

Cooperative Advertising Allowances from Vendors:

Cooperative advertising allowances from vendors consist of a specific dollar amount-off the cost of the product based on the amount of space the vendor’s product occupies on a catalog page and the advertising rate for the individual catalog page. In fiscal 2005, 2004, and 2003 these allowances totaled approximately $273,000, $178,000, and $221,000, respectively.

Agreements as to the dollar amount of the cooperative advertising allowances are made with the vendor during the preparation of each catalog drop. The vendor returns a signed copy of the cooperative advertising allowance form, noting their agreement with the total amount of the allowance payable and their preference as to how the allowance will be paid (via check, wire transfer or a deduction from a future invoice). At that time or shortly thereafter, the allowance amount is received by the Company. Receivables for cooperative advertising allowances are recorded monthly for the amount of the allowance earned during that month. The cooperative advertising allowance is recognized as a reduction of cost of sales based on the estimated monthly percentage of total sales achieved for the catalog drop containing the advertisement or name of the vendor.

The cooperative advertising allowances from vendors are recorded on the Cost of Sales and Operating Expenses line on the Company’s Consolidated Statements of Income (Loss).

The Company estimates the sales dollar completion percentage of each catalog drop containing cooperative advertising at the end of each month in order to determine the amount of cooperative advertising allowances to record as a reduction of cost of sales for that particular month.

11.  Please disclose the amount of advertising costs incurred for all periods presented. Refer to paragraph .49 of SOP 93-7.

HDI Response:

Please see Prepaid Catalog Costs in Note 1 to the Company’s consolidated financial statements appearing in the Form 10-K, which states:

Mr. Michael Moran

U.S. Securities and Exchange Commission

Prepaid Catalog Costs -- Prepaid catalog costs consist of direct response advertising costs related to catalog production and mailing. In accordance with Statement of Position 93-7, “Reporting on Advertising Costs,” these costs are deferred and amortized as selling expenses over the estimated period in which the sales related to such advertising are generated. Total selling expenses which includes both the amortization of catalog costs and other advertising expenses in the Company’s Consolidated Statements of Income (Loss) was $102.0 million, $90.9 million and $89.7 million for 2005, 2004 and 2003, respectively. Prepaid catalog costs at the end of 2005 and 2004 were $17.6 million and $15.6 million, respectively.”

General and Administrative Expenses, page 42

12.  Explain to us why payroll and benefit expenses for your catalog operating business would be classified in general and administrative expenses instead of cost of sales and operating expenses.

HDI Response:

The Company considers its catalog management team to be members of its corporate management team, all of whom work out of the Company’s corporate headquarters. A substantial majority of the catalog management team consists of exempt salaried management level employees as contrasted with the employees at the call centers, factory and distribution center who are, in large part, hourly employees. The catalog management and corporate management teams work closely together with many areas of joint management responsibility. For these reasons, we have included the payroll and fringe benefits of the catalog management team within general and administrative expenses rather than within cost of sales and operating expenses which includes the costs associated with the distribution, telemarketing and information technology support functions.

Revenue Recognition, page 43

General

13.  We note that you receive from the credit card issuer certain upfront marketing and sales transaction or usage fees in connection with your co-branded credit card agreement. Please tell us and disclose how you account for the fees collected under this revenue arrangement and your basis in GAAP. Refer to EITF 00-21 and SAB Topic 13A for guidance.

HDI Response:

We will revise our disclosure in future filings to include the following:

Mr. Michael Moran

U.S. Securities and Exchange Commission

Accounting Treatment of Marketing Fund. Under the Co-Brand and Private Label Credit Card Program Agreement with World Financial Network National Bank (“WFNNB”), WFNNB agreed to reimburse the Company for marketing and promotional expenses incurred by the Company promoting the private label card up to certain annual maximum amounts. The Company accounts for the marketing funds based on EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” (“EITF 02-16”). EITF 02-16 states when cash consideration is received for reimbursement of costs incurred by a customer to sell a vendor’s products, the cash consideration should be characterized as a reduction of that cost when recognized in the customer’s income statement as long as it represents a reimbursement of a specific, incremental, identifiable cost incurred.

Accounting Treatment of Upfront Compensation Fee. Upon execution of the WFNNB Agreement, WFNNB paid the Company an upfront fee. Based on EITF 02-16, the cash consideration received represented a payment for assets or services delivered and should be characterized as revenue (or other income, as appropriate), when recognized in the customer’s income statement if the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In addition, in order to adhere to the matching principle and be in accordance with SEC staff views (for example, SEC Staff View on SAB 104), although the Company received the non-refundable fee immediately, the Company believes that the substance of the transaction indicates the fee was paid for a service to be delivered over time. Consequently, the Company amortized and recognized the fee income over the term of the contract (7 years from March 2005 to February 2012).

Direct Commerce

14.  Please clarify your “use of estimates for the time period between shipment of merchandise by the Company and the receipt of merchandise by the customer.” We note that you include this policy amongst your critical accounting policies. Tell us what basis you use to estimate time and the difference between your estimate and the actual time that a customer receives a delivery. Explain why you believe it is appropriate to use an estimate for delivery dates to recognize revenue. Tell us why you do not utilize actual delivery data maintained by the shipper or common carrier. How does your estimate affect your ability to achieve an accurate cut-off on sales each reporting period? Please tell us how this issue relates to the revenue recognition issue identified in Note 2 as item (ii). Explain to us the changes made to your revenue recognition accounting policy to correct the issues identified in connection with your prior restatement of financial statements.

HDI Response:

Please see our existing accounting policy on revenue recognition which we have attached as Exhibit F.

Explanation of Use of Estimates:

Mr. Michael Moran

U.S. Securities and Exchange Commission

While the Company utilizes various shippers and shipping methods for product delivery, a majority of its packages are shipped using the United States Postal Service (“USPS”), in many instances using freight consolidators who deliver the packages into the USPS system closer to the local post offices. While the Company typically receives delivery confirmation on packages shipped via Federal Express and United Parcel Service, it does not receive confirmation on many of the packages shipped via the USPS. The Company gathers, summarizes and analyzes historical information from the delivery confirmations from FedEx, UPS, the freight consolidators and the USPS to determine the average number of days in transit from shipment from the distribution center to delivery to the customer, rounded to the nearest day. In addition, based on the significant volume of packages that are sent out, it is not practical to track each individual package, and the estimated number of days in transit does not vary greatly. The sales for a period are cut off prior to the end of the period by the estimated number of days in transit. These estimates are validated on a quarterly basis.

Revenue recognition policy change: Prior to the restatement, revenue was recognized at the time of shipment to the customer – when the trailer with the package leaves the distribution center. As a result of the policy change, revenue is recognized based on the delivery date to the customer. This is now accomplished by cutting off sales for a particular period prior to the end of the period by the estimated number of days in transit from shipment to delivery.

Note 7. Debt, page 48

15.  You disclose that the financial and non-financial covenants of the Chelsey and Wachovia debt facilities are very similar. We also note that certain financial covenants were “reset” when you amended both agreements in March 2006. Please disclose the significant covenants you are required to maintain for both agreements. Please tell us and revise your disclosure on both of these credit facilities as of December 31, 2005, and the repercussions of not meeting them. Please also tell us and disclose you’re the existence of any cross-default provisions. If there are none, please state that in your disclosure. Refer to Rule 4-08(c) of Regulation S-X.

HDI Response:

The Wachovia Facility and the Chelsey Facility each have three financial covenants, consolidated working capital, consolidated net worth and EBITDA, that require the Company to maintain specified levels of these defined amounts. The financial covenants contained in the Chelsey Facility mirror those in the Wachovia Facility except that the quantitative measures for the consolidated working capital and EBITDA covenants are 10.0% less restrictive and the consolidated net worth covenant is 5.0% less restrictive than the comparable financial covenants in the Wachovia Facility. The Chelsey Facility contains a cross default provision. Failure to meet the financial covenants is an Event of

Mr. Michael Moran

U.S. Securities and Exchange Commission

Default under both facilities which affords the respective lenders certain remedies including the right to immediately demand repayment.

The following is a revision to the relevant portions of Note 7 to reflect your comments. The revisions are marked for your convenience.

Wachovia Facility

. . . The Wachovia Loan Agreement contains affirmative and negative covenants typical for loan agreements for asset-based lending of this type including financial covenants requiring the Company to maintain specified levels of Consolidated Net Worth, Consolidated Working Capital and EBITDA, as those terms are defined in the Wachovia Loan Agreement. As at December 31, 2005, the Company was required to maintain Consolidated Working Capital of not less than $8 million and Consolidated Net Worth of not less than ($37 million) and not permit Cumulative Minimum EBITDA for the fiscal year 2005 to fall below $15.5 million. The Company was in compliance with its financial covenants at the end of the 2005 fiscal year. Were it not in compliance with one or more of these covenants, Wachovia would have the right, among other remedies, to require immediate repayment of the Wachovia Facility.

2006 Amendment to Wachovia Loan Agreement

Effective March 28, 2006 the Company and Wachovia amended the Wachovia Loan Agreement (“Thirty-Fifth Amendment”) which reduced the interest rate on the Revolver to the Wachovia prime rate plus 0%, eliminated the annual Revolver fee, ~~reset~~ reduced the required minimum levels of the EBITDA ~~financial~~ covenant~~s~~ and consented to certain transactions between the Company’s subsidiaries. There were no fees paid in connection with this amendment.

On March 28, 2006 the Company and Chelsey Finance entered into a similar amendment of the Chelsey Facility ~~to~~ which reduced the required minimum levels of the EBITDA ~~reset certain financial~~ covenant~~s~~ and consents to certain transactions.

Chelsey Facility

On July 8, 2004, the Company closed on the Chelsey Facility, a $20.0 million junior secured credit facility with Chelsey Finance that was recorded net of a debt discount, at $7.1 million at issuance. The Chelsey Facility has a three-year term, subject to earlier maturity upon the occurrence of a change in control or sale of the Company (as defined), and carries a stated interest rate of 5.0% above the prime rate publicly announced by Wachovia. The financial and non-financial covenants contained in the Chelsey Facility mirror those in the Wachovia Facility except that the quantitative measures for the consolidated working capital and EBITDA covenants are 10.0% less restrictive and the

Mr. Michael Moran

U.S. Securities and Exchange Commission

consolidated net worth covenant is 5.0% less restrictive than the comparable financial covenants in the Wachovia Facility. The Chelsey Facility is secured by a second priority lien on substantially all of the assets of the Company. The Chelsey Facility contains a cross default provision under which a default under the Wachovia Facility would also be a default under the Chelsey Facility. As part of this transaction, Chelsey Finance entered into an intercreditor and subordination agreement with Wachovia. Under this agreement. Chelsey’s ability to enforce its rights and remedies under the Chelsey Facility are subordinate and junior to those of Wachovia. At December 31, 2005, the amount recorded as debt on the Consolidated Balance Sheet is $11.5 million, net of the un-accreted debt discount of $8.5 million.

[Add the following after the seventh paragraph of the description of the Chelsey Facility]

As at December 31, 2005, the Company was required to maintain Consolidated Working Capital of not less than $7.2 million and Consolidated Net Worth of not less than ($38.85 million) and not permit its Cumulative Minimum EBITDA for the fiscal year 2005 to fall below $13.95 million under the Chelsey Facility. The Company was in compliance with its financial covenants at the end of the 2005 fiscal year. Were it not in compliance with one or more of the covenants, subject to certain limitations contained in an intercreditor agreement between Wachovia and Chelsey under which Chelsey’s rights and remedies are subordinate and junior to those of Wachovia, Chelsey would have the right, among other remedies to require immediate repayment of the Chelsey Facility after the Wachovia facility was repaid in full.

Item 9A. Controls and Procedures, page 66

Disclosure Controls and Procedures

16.  You appear to “qualify” your conclusion with the last sentence in your disclosure where you use the phrase “subject to the foregoing.” Based on your current disclosure, it is not clear to us if the evaluation performed is the basis for the conclusion provided. Please confirm to us and revise your disclosure to state that your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures is based on the evaluation performed by you as of the date of the period being evaluated. Refer to Item 307 of Regulation S-K.

HDI Response:

The Company was unable to timely file its periodic reports after the second fiscal quarter of 2004 which continued until it became current in its filing obligations on February 21, 2006. Because the Company was not current in its filing requirements at the end of fiscal year 2005 but became compliant before the filing date of the Form 10-K, we elected to

Mr. Michael Moran

U.S. Securities and Exchange Commission

add the “qualification” to the conclusion as to efficacy of our disclosure controls in the Form 10-K and the first two Form 10-Q’s filed in 2006.

In response to the SEC’s comments, future periodic reports will not included any qualification provided the Company is able to continue to maintain, at a minimum, its current level of disclosure controls.

General

In response to the Staff’s request, we also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 201-272-3412 if the Staff has any comments or questions on the foregoing or the attached exhibits.

Sincerely,

HANOVER DIRECT, INC.

By: /s/ John Swatek
John Swatek
Senior Vice President
Chief Financial Officer & Treasurer

cc: Mr. Milwood Hobbs

EXHIBIT A

HANOVER DIRECT, INC. (“HDI”)

SEGMENT REPORTING

The Company has evaluated FAS No. 131 – “Disclosures about Segments of an Enterprise and Related Information” to determine the number of segments to be reported in its Form 10-K. Due to the confidential nature of certain information included in our analysis we will send under separate cover (by fax and mail) our analysis and internal reporting the SEC has requested.

EXHIBIT B

Revised Results of Operations Disclosure

2005 Compared with 2004

Cost of Sales and Operating Expenses. Cost of sales and operating expenses increased by $36.1 million to $253.0 million for the year ended December 31, 2005 as compared with $216.9 million in 2004. Cost of sales and operating expenses increased to 62.1% of net revenues for the year ended December 31, 2005 as compared with 60.2% of net revenues in 2004. The increase of $36.1 million was primarily due to approximately $28.6 million in higher cost of sales and operating expenses related to the $46.9 million increase in revenues. The Company has more aggressively liquidated slower moving inventory through clearance avenues within its catalogs and websites, thus resulting in lower product margins of $1.0 million. In addition, since the consolidation of our fulfillment centers, our Roanoke fulfillment center has experienced high levels of employee turnover and lower productivity which has resulted in higher costs being incurred in the fulfillment center of approximately $4.0 million. This trend of high levels of employee turnover and lower productivity started in the third quarter of 2005 and continued through the end of fiscal 2005. This trend is expected to continue during 2006.

Selling Expenses. Selling expenses increased by $11.1 million to $102.0 million for the year ended December 31, 2005 as compared with $90.9 million in 2004. The increase of $11.1 million was primarily due to approximately $5.1 million increase in costs related to higher catalog circulation and approximately $3.6 million in higher paper costs. As a percentage of net revenues, selling expenses decreased to 25.0% of net revenues for the year ended December 31, 2005 from 25.2% in 2004. This change was primarily due to higher response rates that more than offset the cost of higher catalog circulation and higher paper costs. Postal rate increases effective January 2006 and the continuation of higher paper costs is expected to continue to negatively impact results for 2006.

EXHIBIT C

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has entered into no “off-balance sheet arrangements” within the meaning of the Securities Exchange Act of 1934, as amended, and the rules thereunder other than operating leases, which are in the normal course of business and the warrants issued in conjunction with the Chelsey debt facility. These warrants are equity linked derivatives and accordingly represent off balance sheet arrangements. The warrants meet the scope exception in paragraph 11 (a) of FAS 133 and are accordingly not accounted for as derivatives for purposes of FAS 133, but instead are accounted for as equity. See Note 7 to the Company’s consolidated financial statements for more information.

Provided below is a tabular disclosure of contractual obligations as of December 31, 2005, as required by Item 303(a)(5) of Regulation S-K. In addition to obligations recorded on the Company’s Consolidated Balance Sheets as of December 31, 2005, the schedule includes purchase obligations, which are defined as legally binding and enforceable agreements to purchase goods or services that specify all significant terms (quantity, price, and timing of transaction).

Payment Due by Period (in thousands)

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
Debt Obligations, excluding the Series C Participating Preferred Stock (a)	$ 31,050	$10,056	$ 20,994	$ —	$ —
Interest on Debt Obligations	5,072	3,671	1,401	—	—
Total Minimum Lease Payments Under Capital Lease Obligations	53	49	4	—	—
Operating Lease Obligations	12,528	2,410	2,637	2,299	5,182
Operating Lease Obligations —Discontinued Operations	72	72	—	—	—
Contractual Obligations (b)	725	725	—	—	—
Purchase Obligations (c)	26,856	26,856	—	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP (d)	72,689	—	—	72,689	—

Mr. Michael Moran

U.S. Securities and Exchange Commission

Total	$ 148,744	$ 43,538	$ 25,036	$ 74,988	$ 5,182

(a) Represents the Company’s debt obligations, including the $20.0 million Chelsey Facility principal amount due Chelsey Finance, recorded as $11.5 million on the Consolidated Balance Sheet. See Note 7 to the Company’s consolidated financial statements for additional detail regarding the Chelsey Facility.

(b) The Company’s contractual obligations consist primarily of commitments for list processing and photography services, commitments under two executive employment agreements through May 6, 2006 and purchases for various packaging materials.

(c) The Company’s purchase obligations represent the estimated commitments at year-end to purchase inventory and raw materials in the normal course of business to meet operational requirements. The Company’s purchase orders are not unconditional commitments, but rather represent executory contracts requiring performance by vendors/suppliers. As such the Company has an absolute and unconditional right to cancel the Purchase Order if the vendor/supplier is unable to arrange for the products listed thereon to be delivered to the destination by the date shown. The purchase obligations presented above include all such open orders and agreed upon raw material commitments that are not otherwise included in the Company’s recorded liabilities.

(d) Represents Series C Participating Preferred Stock as disclosed in Note 8 to the Company’s consolidated financial statements. In March 2005 at the Company’s request, Chelsey agreed to permit the Company to apply the sales proceeds from the sale of Gump’s to reduce the Wachovia Facility. Chelsey retained the right to require redemption of approximately $6.9 million (the Gump’s sales proceeds available for redemption) of the Series C Preferred subject to Wachovia’s approval. Since the redemption of approximately $6.9 million is subject to Wachovia’s approval the payment due period is presented as January 1, 2009.

EXHIBIT D

Gump’s-Consideration of FASB Interpretation No.46-R “Consolidation of Variable Interest Entities-an interpretation of ARB No. 51”

Background:

On March 14, 2005, the Company sold Gump’s Corporation and Gump’s By Mail to an unrelated third party. In addition to the sale the Company entered into an eighteen month agreement to provide fulfillment, telemarketing and IT services to the new owners, which agreement expires in October 2006 and will not be renewed.

Issue:

Does the Company’s guarantee of the lease agreement for the San Francisco building represent a variable interest under the provisions of FIN 46(R)?

FIN 46(R) addresses the consolidation by business enterprises of variable interest entities which have one or more certain defined characteristics unless the entity is deemed a business (paragraph #4 (h)) under the definition in Appendix C:

Definition: A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.

Inputs:
•	Long-lived assets, including intangible assets, or rights to the use of long-lived assets
•	Intellectual property
•	The ability to obtain access to necessary materials or rights
•	Employees

Processes:

•

The existence of systems, standards, protocols, conventions and rules that act to define the processes necessary for normal, self-sustaining operations such as (1) strategic management processes, (2) operational processes, and (3) resource management processes

Outputs:

•	The ability to obtain access to the customers that purchase the outputs of the set.

An entity that is deemed to be a business under the definition in FIN 46-(R) need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of FIN 46-(R) unless one or more of the following conditions exist:

Mr. Michael Moran

U.S. Securities and Exchange Commission

(1)

The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

(2)	The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

(3)

The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

(4)	The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Conclusion:

The Company has determined that none of the above conditions exist, thus the definition of a business has been met for Gump’s Corporation and Gump’s by Mail and they need not be evaluated by the Company as a variable interest entity per FIN 46-(R).

Exhibit E

Hanover Direct, Inc.

Volume Rebates, Markdown Allowances and Cooperative Advertising Funds Policy

Effective:	Agreements entered into or modified after December 31, 2002 and

Agreements entered into prior to December 31, 2002 but effective for the period beginning January 1, 2003 or after, according to the provisions of EITF 02-16.

Purpose:

This policy is to establish controls and define the accounting treatment for payments received from vendors related to volume rebates, markdown allowances, and cooperative advertising funds. This policy does not address payments received from vendors for compliance charge backs, reimbursement of testing expenses or damage product settlements.

Policy:

Volume Rebates:

All volume rebates must be supported by a signed agreement (e-mailed agreements are acceptable if the vendor and vendor representative are clearly defined) from the vendor. Return and/or damage allowances based on purchase volume will be treated the same as volume rebates. Buyers are required to complete the Vendor Rebate Form and forward copies of the form and agreement to their divisional finance department. Finance will review the form and agreement for completeness and approve the form. Finance will maintain copies of all forms and agreements and forward copies to Hanover Accounting. As required by EITF 02-16, volume rebates will be recognized as a reduction of cost of sales based on the sell through of the underlying purchases. For example:

Monthly Receipts:	100,000
Rebate Rate:	2%
Total Rebate Due:	2,000
Receipts on Hand at end of Period:	50,000
Percentage Receipts on Hand:	50%
Rebate Recognized at end of Period:	1,000

The Operating System (“MACS”) Ticket Receiving Report and the MACS Inventory Aging by Vendor Report will be the basis for receipts and receipts on hand respectively.

Mr. Michael Moran

U.S. Securities and Exchange Commission

Hanover Accounting will complete the Volume Rebate Tracking Schedule and maintain the schedule until the rebate has been fully recognized. When the amount of the deferred rebate is less than $500 or 5% of the original rebate amount, the entire remaining amount of the rebate will be recognized. Hanover Accounting will make the following entries at month end based on the tracking schedules:

Debit	Credit

Establish Rebate Receivable:

Accounts Receivable – Vendor Rebates	XX,XXX
Deferred Revenue – Vendor Rebates	XX,XXX

Recognize Rebate Income/Reduction of Cost of Sales:

Deferred Revenue - Vendor Rebates	XX,XXX
Cost of Sales	XX,XXX

Markdown Allowances:

There are two types of markdown allowances. The first type is a percentage off a purchase order. This type will be handled in a similar fashion as volume rebates noted above. Due to the complexity of tracking this type of markdown allowance, buyers should be discouraged from entering into PO based markdown allowances as long as they can get the same vendor support under different methods. If this is the only method available, buyers should be strongly encouraged to reflect the PO markdown allowance on the actual PO’s involved. This will allow the system to track the benefits properly. For Markdown on PO, the buyer is responsible for completing the Markdown on PO Form and obtaining sign off by the vendor. The buyer will forward the approved form to the Finance Department which will review for completeness and approve. Finance will maintain copies of all forms and forward copies to Hanover Accounting. Hanover Accounting will prepare the same schedule and make the same month end entries for Markdown on PO as they do for Volume Rebates.

The second type of markdown allowance is based on percentage off shipped sales for a specified period. This type of markdown allowance is preferred as it is recognizable as soon as the vendor signs off on the claim. For Markdown on Shipped Sales, the buyer is responsible for completing the Markdown on Shipped Sales Form and obtaining sign off by the vendor. The buyer will forward the approved form to the Finance Department which will review for completeness and approve. Finance will maintain copies of all forms and forward copies to Hanover Accounting. Hanover Accounting will make the following entry in the month the form is received:

Debit	Credit
Accounts Receivable - Vendor Rebates	XX,XXX
Cost of Sales	XX,XXX

Mr. Michael Moran

U.S. Securities and Exchange Commission

Cooperative Advertising Allowances:

The buyer is responsible for completing the Cooperative Advertising Form for every claim processed. This form must be signed by the vendor and a copy forwarded to Hanover Accounting. The allowance will be recognized as a reduction in Cost of Sales based on the life of the associated catalog. This accounting treatment is based on the fact that advertising claims are not based on any specific purchase orders/receipts but on the sell through of the inventory on the specified catalog. We can and do file multiple claims for the same sku’s if they are listed in multiple catalogs. According to EITF 02-16, for this allowance to be applied against catalog costs versus cost of sales, the following conditions must exist:

1.	Specific – Costs are to be specific in nature (actual paper, print, postage, etc.).
2.	Incremental – The costs incurred must be above and beyond planned costs for the catalog.
3.	Identifiable – Costs must be identifiable to the placing of the vendor’s product in the catalog.

Hanover Direct does not qualify for reducing catalog costs in the amount of cooperative advertising allowances (these allowances are charged against cost of sales) according to EITF 02-16 due to the following:

1.	Cooperative advertising claims are based on a flat rate per page regardless of the circulation volume. Therefore these costs are not specific.
2.	Page counts and the associated number of products selected are based on circulation efficiency and not on cooperative advertising and therefore the costs can not be deemed incremental.

Hanover Accounting will complete the Cooperative Advertising Tracking Schedule based on receipt of the signed Cooperative Advertising Claim Form and maintain the schedule until the cooperative advertising allowances have been fully recognized. Hanover Accounting will make the same month end entries for Cooperative Advertising Allowances as it does for Volume Rebates using the specific catalog drop’s percentage complete per each individual catalog’s Catalog Cost Amortization Schedule.

Documented Agreements for Periods prior to January 1, 2003:

Vendor monies related to agreements for periods prior to January 1, 2003 will be accounted for under the historical method of accounting. The Company Store and Domestications used the following methodology:

1.	All vendor monies (rebates, co-op advertising, markdown allowances) were recognized as Cost of Sales reductions.

Mr. Michael Moran

U.S. Securities and Exchange Commission

2.	Checks and wires were recognized in the month the money was physically received by HDI.
3.	Debit memos were recognized in the month forwarded to Accounts Payable for processing.

Verbal Agreements for Periods prior to January 1, 2003:

Vendor monies related to agreements for periods prior to January 1, 2003 which were verbal in nature and not documented in any written correspondence will be recognized based on the percentage of total receipts on hand at the end of the period divided by total 2002 receipts. Hanover Accounting will track this percentage and apply it to the 2002 vendor monies at month end. They will make the same month end entries as they do for Volume Rebates.

EXHIBIT F

HANOVER DIRECT, INC.

REVENUE RECOGNITION POLICY

The Company has evaluated its terms and practices to determine if revenue should be recognized at the point of shipment of the merchandise (“FOB-Shipping Point”) or when the merchandise is received by the customer (“FOB-Destination”). The Company has referenced SEC Staff Accounting Bulletin No. (“SAB”) 101 – “Revenue Recognition in Financial Statements” and SAB 104 – “Revenue Recognition” as well as KPMG’s interpretive guidance to SAB 104 dated January 2004 to support our position.

The Company has evaluated the following criteria to determine if revenue should be recognized at FOB-Shipping Point or FOB-Destination:

1.

Persuasive evidence of an arrangement exists - The arrangement exists when an order has been placed by telephone or online by the customer and the Company responds with an email notifying the customer of acceptance of the order. In addition, at the time the merchandise is shipped a second email is sent to the customer confirming shipment of the product.

2.	The selling price is fixed or determinable – The selling price is fixed at the time the order is placed.
3.

Collectibility is reasonably assured – Customers typically pay for the merchandise by credit card and the cash proceeds obtained from the credit card company occurs no later than three days thereafter.

4.	Delivery has occurred – The following factors were considered in determining when delivery has occurred:
a.	First the Company’s websites specifically state that the terms are FOB – Shipping Point and title transfers at point of shipment by the Company
b.

The Company utilizes third party carriers to ship merchandise to its customers. Approximately 90% of the merchandise is shipped through the U.S. Postal Service which does not provide any insurance/reimbursement to the Company for lost packages.

c.

The Company has a policy to accommodate its customers by resend merchandise if a customer calls about damaged or lost shipments. While this is not formal policy stated in our catalogs or websites and the Company has no legal obligation to resend merchandise, from a customer service perspective we will usually reship the merchandise at no cost to the customer (this occurs in less than 1% of all transactions). See the following KPMG interpretive guidance on this type of practice:

i.	“KPMG Observation: The staff’s interpretations will require companies to place increased emphasis on analyzing FOB terms when determining

Mr. Michael Moran

U.S. Securities and Exchange Commission

appropriate cutoff for revenue recognition. We have become aware of some relatively common business practices where the shipping terms indicate that goods are being shipped FOB shipping point but the seller provides free replacement products to the buyer or waives its invoice amount in the unlikely event that the goods are damaged in transit. Even when the risks involved are small, we believe the staff expects companies to compare the risks involved in the arrangements that include insurance (either by contract or business practice) to the risks that would be present if the arrangement were FOB shipping point or FOB destination but without the insurance arrangement. In situations where a seller is self insured for the insurance risk, purchases third party insurance as the principal to the policy or has a business practice of not enforcing its FOB shipping point terms, it is likely that the risks involved are indistinguishable from an FOB destination contract and revenue should not be recognized until the goods arrive at their destination.”

CONCLUSION

The Company’s terms and practices meet the first 3 criteria in order for the Company to recognize revenue at FOB-Shipping Point. However based on the Company’s policy to accommodate its customers by resending merchandise when it is damaged or lost, the Company has concluded that for item 4 “Delivery has occurred and risk of loss” transfers to the customer at FOB-Destination. Based on this evaluation the Company has concluded that revenue should be recognized at FOB- Destination.

Quantification of Lag From FOB-Shipping Point to FOB-Destination

In order to establish the amount of merchandise revenues that need to be deferred (packages left the distribution center and have not been received by the customer) the Company has analyzed data provided by its third party carriers including consolidators and the US Postal Service. Based on annual data from the last three fiscal years (2002 – 2004) it takes approximately 6 days for the merchandise to reach the customers. Based on these consistent trends, as part of the Restatement 6 days of sales were deferred for each period presented (years and quarters). On a quarterly basis the Company updates this analysis to validate the number of days in transit.

Revenues/Costs to Defer on Merchandise in Transit

The Company has evaluated what are the appropriate components to defer on the balance sheet for merchandise in transit.

Revenues – Both the Merchandise Sales and Postage and Handling Fees charged to customers are deferred for the 6 day period. These adjustments are recorded as a debit to Net Sales in the statement of income and a credit to Customer Prepayments and Credits in the balance sheet.

Mr. Michael Moran

U.S. Securities and Exchange Commission

Cost of Merchandise Sold – The actual cost of the merchandise in transit. This adjustment is recorded as a credit to Cost of Sales and Operating Expenses in the statement of income and a debit to Inventory in the balance sheet.

Freight In Expense – The Company’s policy is to capitalize inbound freight based on the percentage relationship of freight In Expense to total inventory purchases applied to Ending Inventory. This adjustment is recorded as a credit to Cost of Sales and Operating Expenses in the statement of income and a debit to Inventory in the balance sheet.

Outbound Freight Expense – The Company recognizes outbound freight expense at the point merchandise leaves the distribution center. This adjustment is recorded as a credit to Cost of Sales and Operating Expenses in the statement of income and a debit to deferred charges in Other Current Assets in the balance sheet. The debit goes to deferred charges in Other Current Assets since the cost has already been incurred and the respective liability has been established for the third party however the expense will not be recognized until the sale is recognized.

Catalog Costs – In accordance with Statement of Position 93-7, "Reporting on Advertising Costs," these costs are deferred and amortized as selling expenses over the estimated period in which the sales related to such advertising are generated. Since the sales are being deferred these catalog costs also are deferred. This adjustment is recorded as a credit to Selling Expenses in the statement of income and a debit to Prepaid Catalog Costs in the balance sheet.

Credit Card Commissions – Credit card commissions are charged by the respective banks as a direct relationship to the revenues recorded by the Company. Since the sales are being deferred these credit card commissions also are deferred. This adjustment is recorded as a credit to Selling Expenses in the statement of income and a debit to deferred charges in Other Current Assets in the balance sheet. The debit goes to deferred charges in Other Current Assets since the cost has already been incurred and the respective liability has been established for the third party; however the expense will not be recognized until the sale is recognized.